

January 25, 2011

Michael A. Neal
Chief Executive Officer
General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

  Re: General Electric Capital Corporation
    Form 10-K for Fiscal Period Ended December 31, 2009
    Form 10-Q for Fiscal Period Ended September 30, 2010
    File No. 001-06461

Dear Mr. Neal:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Branch Chief